UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT
            TO SECTION 12(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number: 001-09274
                                               ---------

                          CARMEL CONTAINER SYSTEMS LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

      2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA, ISRAEL 38900
      --------------------------------------------------------------------
                     (Address of principal executive office)



Securities to be withdrawn pursuant to Section 12(d) of the Securities Exchange Act of 1934:

                                                 Name of each Exchange on which
   Title of each class to be so withdrawn           class is to be withdrawn
   --------------------------------------           ------------------------

ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE         AMERICAN STOCK EXCHANGE

           Carmel Container Systems Ltd., an Israeli corporation (the "Registrant"), hereby makes an application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw the Registrant's Ordinary Shares, NIS 1.0 par value per share (the "Securities"), from listing on the American Stock Exchange (the "Exchange") and registration under the Act.

           The Board of Directors of the Registrant approved a resolution on November 7, 2004 to withdraw the Securities from listing on the American Stock Exchange. The reasons for such action are set forth in the certified copy of such resolutions attached hereto as Exhibit A.

           The Registrant has met the requirement of Rule 18 of the Exchange by complying with all applicable laws in effect in Israel, in which it is incorporated, and by filing with the Exchange a written notice of its intention to voluntarily withdraw the Securities from listing and registration as set forth in Exhibit B to this application.

           The Registrant hereby requests that the Commission's order granting this application be effective as soon as possible.

           On the date hereof, the Registrant is also filing a Form 15 with the Commission for termination of the registration of the Securities under Section 12(g) of the Act.



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
                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 CARMEL CONTAINER SYSTEMS LTD.




Date:  November 30, 2004                         By   /s/ Doron Kempler
       -----------------                              --------------------------
                                                      Name:   Doron Kempler
                                                      Title:  General Manager










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
Exhibit A


                   OFFICER'S CERTIFICATE AS TO INCUMBENCY AND
                             CORPORATE AUTHORIZATION
                             -----------------------


               The undersigned certifies that he is the duly elected Chief Financial Officer of Carmel Container Systems, Ltd., an Israeli corporation (the "Company"), and that, as such, he is authorized to execute this Certificate on behalf of the Company, and that attached hereto as Exhibit I is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting held on November 7, 2004, and that said resolutions have not been altered, amended, rescinded or repealed and are in full force and effect on the date hereof.

               IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of November 2004.





                                                       /s/ Doron Kempler
                                                       -------------------------
                                                       Name:   Doron Kempler
                                                       Title:  General Manager




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
Exhibit I

                          CARMEL CONTAINER SYSTEMS LTD.
                        MEETING OF THE BOARD OF DIRECTORS
                            HELD ON NOVEMBER 7, 2004
                AT THE OFFICES OF THE COMPANY IN CAESAREA, ISRAEL

PRESENT:            A legal quorum.
-------

AGENDA:             The de-registration of the Company's Ordinary Shares (the
------              "Securities") from registration under the Securities
                    Exchange Act of 1934 (the "Act") and the de-listing of the Securities from trading on the American Stock Exchange
                    ("Amex").

ELECTED CHAIRMAN:   Mr. R. Karelitz took the chair.
----------------

RESOLUTION:         In view of the limited number of holders of, and the
----------          exceptionally low trading volume in, the Securities, the
                    Board of Directors examined the benefits of the Securities being listed on the Amex and registered under the Act against the burdens inherent in continuing to be so listed and registered (including, for example, the necessity of satisfying reporting obligations and Sarbanes-Oxley Act requirements). After discussion, it was resolved, by a majority of the Board of Directors, to de-list the Securities from trading on the Amex and to de-register the Securities under the Act; and further, it was resolved, that the Company take all steps necessary to carry out this Resolution.


                                                      /s/ Richard Karelitz
                                                      --------------------------
                                                      Richard Karelitz
                                                      Chairman




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
Exhibit B

                          Carmel Container Systems Ltd.
                               2 Chalamish Street
                            Caesaria Industrial Park
                                     Israel



                                November 17, 2004



VIA FACSIMILE - (212) 306-5359
-------------


The American Stock Exchange LLC
86 Trinity Place
New York, NY 10006
Attn: Michael Fleming, Listing Qualifications


Dear Mr. Fleming:


            In view of the limited number of holders of our Ordinary Shares, NIS
1.0 par value per share (the "Securities"), and the exceptionally low trading volume in the Securities for many years, the Company's Board has concluded that the benefits of continuing to be registered and listed are substantially outweighed by the burdens inherent in continuing to be so registered and listed (including, for example, the necessity of satisfying reporting obligations and Sarbanes-Oxley Act requirements). Accordingly, we wish to voluntarily withdraw the Securities from listing on the American Stock Exchange.


            Attached hereto are copies of the Board of Directors resolution authorizing the de-listing of the Securities and a draft press release.


            It is our intention to issue such press release on November, 24, 2004 with trading to be suspended at market close on November, 30, 2004.

                        Please feel free to contact us if you require any additional information.


                                                        Best regards,

                                                        /s/ Doron Kempler

                                                        Doron Kempler
                                                        General Manager


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
                          CARMEL CONTAINER SYSTEMS LTD.

              INTENTION TO DE-LIST FROM THE AMERICAN STOCK EXCHANGE

      ON NOVEMBER 7, 2004, CARMEL CONTAINER SYSTEMS LTD (THE "COMPANY") ANNOUNCED THAT THE BOARD OF DIRECTORS OF THE COMPANY VOTED TO AUTHORIZE AND DIRECT THE COMPANY'S OFFICERS TO PROCEED TO DE-REGISTER THE COMPANY'S ORDINARY SHARES UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND TO DE-LIST SUCH SHARES FROM TRADING ON THE AMERICAN STOCK EXCHANGE.

      ACCORDINGLY, TRADING OF THE COMPANY'S ORDINARY SHARES ON THE AMERICAN STOCK EXCHANGE WILL BE SUSPENDED FOLLOWING THE MARKET CLOSE ON NOVEMBER 30, 2004.






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